SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                             _____________________


                                   FORM 11-K

                                 ANNUAL REPORT


                       Pursuant to Section 15(d) of the
                        Securities Exchange Act of 1934

                             _____________________


                              X   ANNUAL  REPORT PURSUANT TO  SECTION 15(d) OF
            THE SECURITIES
                EXCHANGE ACT OF 1934.

                For the fiscal year ended December 31, 1993

                                      OR

                                  TRANSITION REPORT PURSUANT TO  SECTION 15(d)
            OF THE
                SECURITIES EXCHANGE ACT OF 1934.

                For the transition period from _______ to ______


                         Commission file number 1-7981



                            Full title of the Plan:

              AMERICAN GENERAL AGENTS' AND MANAGERS' THRIFT PLAN



        Name of the issuer of the securities held pursuant to the Plan and the address of its principal executive office:


                         AMERICAN GENERAL CORPORATION
                              2929 Allen Parkway
                             Houston, Texas  77019




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AMERICAN GENERAL AGENTS'
AND MANAGERS' THRIFT PLAN


DECEMBER 31, 1993


Audited Financial Statements

   Report of Independent Auditors .........................................  1
   Statements of Net Assets Available for Benefits ........................  2
   Statements of Changes in Net Assets Available for Benefits .............  3
   Notes to Financial Statements ..........................................  4

Schedules

   Assets Held for Investment .............................................  8
   Reportable Transactions ................................................  9

Signature Page ............................................................ 10

Appendix:  Consent of Independent Auditors ................................ 12

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                                       Report of Independent Auditors




Administrative Board
American General Agents' and Managers' Thrift Plan



We have audited the accompanying statements of net assets available for benefits of the American General Agents' and Managers' Thrift Plan (the Plan) as of December 31, 1993 and 1992 and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 1993 and 1992, and the changes in net assets available for benefits for the years then ended, in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets held for investment as of December 31, 1993 and reportable transactions for the year then ended are presented for purposes of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, and are not a required part of the financial statements. The supplemental schedules have been subjected to the auditing procedures applied in our audit of the 1993 financial statements and, in our opinion, are fairly stated in all material respects in relation to the 1993 financial statements taken as a whole.


                                                                 ERNST & YOUNG


Houston, Texas
May 25, 1994
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AMERICAN GENERAL AGENTS'
AND MANAGERS' THRIFT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

AT DECEMBER 31,


In thousands
                                                             1993        1992
Assets
  Investments
    American General Corporation common stock
      (1,633,968 shares in 1993 and 1,498,092
      shares in 1992) ...............................      $46,772     $42,695
    Short-term investments ..........................          379         110
      Total investments .............................       47,151      42,805
  Receivables
    Contributions ...................................            1         306
    Other ...........................................            1           2
      Total assets ..................................       47,153      43,113

Liabilities
  Payables
    Purchase of securities ..........................           97         100
    Participants ....................................            -         197
    Participating company from forfeitures ..........           16          18
    Excess contribution refunds .....................            -         111
    Excess contribution forfeitures .................            -           7
    Other ...........................................            2           3
      Total liabilities .............................          115         436

Net assets available for benefits ...................      $47,038     $42,677




The accompanying notes are an integral part of the financial statements.





















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AMERICAN GENERAL AGENTS'
AND MANAGERS' THRIFT PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEARS ENDED DECEMBER 31,


In thousands
                                                            1993        1992
Additions to net assets
  Investment income
    Dividends ......................................     $ 1,709      $ 1,487
    Interest .......................................          10           14
    Net appreciation (depreciation) in fair value
      of common stock ..............................      (1,809)       6,931
      Total investment income (loss) ...............         (90)       8,432
  Contributions
    Company's ......................................       1,169        1,046
    Participants' ..................................       5,410        5,124
    Forfeitures ....................................         141          246
      Total contributions ..........................       6,720        6,416
  Merger of Cal-Western Incentive Plan .............           -          270
      Total additions ..............................       6,630       15,118

Deductions from net assets
  Benefits
    American General Corporation common stock
      (115,751 shares in 1993 and 227,694 shares
       in 1992) ....................................       2,101        3,465
    Cash ...........................................          22           46
  Forfeitures ......................................         148          190
  Other ............................................          (2)          (2)
      Total deductions .............................       2,269        3,699

      Net increase .................................       4,361       11,419

Net assets available for benefits
   Beginning of year ...............................      42,677       31,258

   End of year .....................................     $47,038      $42,677




The accompanying notes are an integral part of the financial statements.













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AMERICAN GENERAL AGENTS'
AND MANAGERS' THRIFT PLAN

NOTES TO FINANCIAL STATEMENTS


NOTE A--SIGNIFICANT ACCOUNTING POLICIES

The American General Agents' and Managers' Thrift Plan (the Plan) financial statements are prepared in conformity with generally accepted accounting principles.

Investments in American General Corporation (American General) common stock are reported at fair value based on published market prices. Short-term investments are reported at cost which approximates fair value. Purchases and sales are recorded on a trade-date basis. The cost of securities sold on the open market is determined using the average cost method. Dividends are recorded as income on ex-dividend dates, and interest income is recorded using the accrual method of accounting.

Contributions are recorded as income on the date that they become payable to the Plan.

Benefits paid to participants and related forfeitures are recorded upon distribution at the cost of the assets distributed or forfeited.

Due to a clarification in the application of an accounting principle, benefits payable to participants are no longer accrued as liabilities in the 1993 financial statements.


NOTE B--DESCRIPTION OF THE PLAN

The following description of the Plan provides only general information. The Plan document provides more complete descriptions of the Plan's provisions. For additional information concerning the Plan, contact the Corporate Benefits Department of American General.

General

The Plan, sponsored by American General, is a defined contribution plan currently offered to eligible agents and managers (sales employees) of American General Life and Accident Insurance Company (the Company), a wholly-owned subsidiary of American General, who have completed one year of service. The Plan provides for participant elective salary deferrals (participant pretax contributions) in accordance with Section 401(k) of the Internal Revenue Code of 1986, as amended (IRC). The Plan is subject to certain provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

The cost of administering the Plan is paid by American General and the Company.

Investments

The Plan's investments are held in a bank-administered master trust fund. The Plan's funds are invested in shares of American General common stock. Funds which have not yet been used to purchase American General common stock are temporarily invested in money-market fund investments. Income from these investments is allocated to Plan participants based on current contributions.


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AMERICAN GENERAL AGENTS'
AND MANAGERS' THRIFT PLAN

NOTES TO FINANCIAL STATEMENTS--Continued


NOTE B--DESCRIPTION OF THE PLAN--Continued

Contributions

Agents and managers who elect to participate contribute on a pretax basis a basic amount equal to three percent of base pay. Participants may also make additional pretax contributions in an amount ranging from one to four percent of base pay. Effective January 1, 1994, participants may make additional pretax contributions in an amount ranging from one to nine percent of base pay. The Company contributes an amount equal to one-third of the basic contribution.

Participants  may  change  their   contribution  percentage  twice  each  year
effective on the first day of the first pay period of each month.

Contribution Limitations

For 1993, the total amount of participant pretax contributions was limited to $8,994. For 1994, these contributions will be limited to $9,240. Additionally, the total amount of annual participant and company contributions (including forfeitures), and forfeitures allocated to participants, must not exceed the lesser of 25 percent of compensation or $30,000. During 1993, the total amount of base pay that could be used in determining contributions under the Plan was $235,840. This amount was decreased to $150,000 for 1994.

ERISA and the IRC provide that plans such as the American General Agents' and Managers' Thrift Plan cannot discriminate in favor of highly compensated individuals. In 1992, to comply with these laws, certain highly compensated individuals received refunds of contributions in excess of the IRC Section 401(k) and (m) limits and all earnings attributable to such contributions. These amounts are designated on the Statement of Net Assets as "Payables - Excess contribution refunds" and were refunded within 2-1/2 months of the Plan's year end. "Payables - Excess contribution forfeitures" represent the nonvested excess contributions of the Company and were used to reduce future company contributions. In 1993, no refunds of contributions were necessary for compliance.

Participant Accounts

Each participant's account is credited with the participant's and Company's contributions and an allocation of Plan earnings and forfeitures of certain terminated participants' nonvested accounts. Allocations of Plan earnings are based on participants' account balances. Forfeitures of participants who terminated prior to December 1, 1988 are allocated to participants who are employed on the last day of the Plan year according to a formula which includes base pay of the active participant for the year preceding the forfeiture. Effective December 1, 1988, with respect to participants who terminate on or after such date, forfeitures are used to reduce future company contributions and are not reallocated among participants' accounts.

A participant is entitled to the benefit that can be provided from the participant's account.




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AMERICAN GENERAL AGENTS'
AND MANAGERS' THRIFT PLAN

NOTES TO FINANCIAL STATEMENTS--Continued


NOTE B--DESCRIPTION OF THE PLAN--Continued

Vesting

Participants are immediately vested in their contributions plus the earnings thereon. Participants become 100 percent vested in the remainder of their account after five years of service (as defined in the Plan).

Payment of Benefits

Upon termination of service, and if consented to by the participant (consent is only required if the total value, both vested and nonvested, of the account exceeds $3,500 and the participant is under age 65), a participant will receive a distribution equal to the vested value of his or her account. A distribution must be made after a participant reaches age 70-1/2, regardless of whether service has been terminated.

Forfeitures

Participants terminating employment on or after December 1, 1988 forfeit their nonvested interest in company contributions on the earlier of (1) the distribution of the entire nonforfeitable portion of their account or (2) upon incurring a period of severance equal to five consecutive one-year breaks in service. These forfeitures are available to reduce future company contributions. Participants terminating prior to December 1, 1988 forfeit their nonvested interest in company contributions upon incurring a period of severance equal to five consecutive one-year breaks in service. These forfeitures were allocated to the accounts of current participants. Participants who terminate and are reemployed with a participating company before incurring five consecutive one-year breaks in service are entitled to their nonvested or forfeited amounts subject to certain provisions as stated in the Plan.

Plan Members

At December 31, 1993, 2,990 participants were actively contributing to the Plan.


NOTE C--FEDERAL INCOME TAXES

On September 6, 1991, the Internal Revenue Service (IRS) issued a favorable determination that the Plan, as restated and amended effective November 14, 1990, is qualified under Section 401(a) of the IRC and, therefore, exempt under Section 501(a) from federal income taxes. American General will request a favorable determination that the Plan, as subsequently restated and amended, continues to be qualified. Management believes a favorable determination will be received.

At December 31, 1993, a difference of $98,100 exists between the financial information contained herein and the financial information disclosed in the Form 5500 filing due to the accounting treatment of benefits payable to participants in the 1993 audited financial statements (see Note A).



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AMERICAN GENERAL AGENTS'
AND MANAGERS' THRIFT PLAN

NOTES TO FINANCIAL STATEMENTS--Continued


NOTE D--PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to withdraw from the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.


NOTE E--PLAN MERGER

Effective December 1, 1992, the Cal-Western Incentive Plan, with assets valued at $269,913, was restated and merged into the Plan.


NOTE F--STOCK SPLIT

On February 4, 1993, American General's Board of Directors declared a two-for-one stock split effected in the form of a 100 percent common stock dividend, paid March 1, 1993, to shareholders of record on February 16, 1993. The stock distribution was reflected in the December 31, 1992 financial statements of the Plan.



































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AMERICAN GENERAL AGENTS'
AND MANAGERS' THRIFT PLAN

ASSETS HELD FOR INVESTMENT

AT DECEMBER 31, 1993


In thousands

                                                                        Fair
     Issuer                       Description                Cost       Value

American General           1,633,968 shares of common      $31,845     $46,772
  Corporation                stock

State Street Bank          Short-term investment in            379         379
  & Trust Company            money-market fund
                                                           $32,224     $47,151











































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AMERICAN GENERAL AGENTS'
AND MANAGERS' THRIFT PLAN

REPORTABLE TRANSACTIONS (A)

FOR THE YEAR ENDED DECEMBER 31, 1993


In thousands


                                                                  Amount of
Party Involved                      Description                  Transaction

State Street Bank       Purchase of money-market fund               $7,825
  & Trust Company         investments in 72 transactions

State Street Bank       Sale of money-market fund                    7,552
  & Trust Company         investments in 63 transactions

(B)                     200,933 shares of American General           6,178
                          Corporation common stock purchased
                          in 47 transactions (C)

(B)                     59,558 shares of American General            1,837
                          Corporation common stock repurchased
                          from various individuals who withdrew
                          from or terminated participation
                          in the Plan in 53 transactions (C)

(B)                     56,193 shares of American General              863
                          Corporation common stock distributed
                          to various individuals who withdrew
                          from or terminated participation in
                          the Plan in 22 transactions (C)

(B)                     4,488 shares of American General               125
                          Corporation common stock sold in
                          1 transaction at a gain of $47 (C)



(A) Reportable transactions are transactions or series of transactions in excess of 5 percent of the current value of Plan assets at the beginning of the year and are defined in Section 2520.103-6 of the Department of Labor Rules and Regulations.

(B)   Parties involved are  not presented, as permitted  by Section 2520.103-6
      (d)(1)(i) of the Department of Labor Rules and Regulations.

(C)   Share amounts reflect the two-for-one stock split (see Note F).
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                                   SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the American General Agents' and Managers' Thrift Plan Administrative Board has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.




                                                AMERICAN GENERAL AGENTS' AND
                                                MANAGERS' THRIFT PLAN





June 20, 1994                                   AUSTIN P. YOUNG
                                                Austin P. Young, Member of
                                                the Administrative Board


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                                   Appendix

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                                    - 11 -
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                        Consent of Independent Auditors




We consent  to the  incorporation by reference  in the  Registration Statement
(Form S-8 No. 33-39201) pertaining to the American General Agents' and Managers' Thrift Plan of our report dated May 25, 1994, with respect to the financial statements and schedules of the American General Agents' and Managers' Thrift Plan included in this Annual Report (Form 11-K) for the year ended December 31, 1993.



                                                                 ERNST & YOUNG




June 17, 1994
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